SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                             BERG ELECTRONICS CORP.
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                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                   08372 L 10
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                                 (CUSIP Number)


                                 Thomas O. Hicks
                         200 Crescent Court, Suite 1600
                               Dallas, Texas 75201
                                 (214) 740-7300
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                October 14, 1998
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             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.




                         (Continued on following pages)




DAFS02...:\55\24755\0001\1727\SCH0198S.110

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CUSIP No. 08372 L 10                  13D                       Page 2
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. Thomas O. Hicks
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS
           N/A
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                              [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY             ------------------------------------------------
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       0
             WITH               ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                            [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0.0%
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14      TYPE OF REPORTING PERSON

        IN
================================================================================


*    The reporting person expressly disclaims (i) the existence of any group and
     (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

   This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on April 28, 1998, as amended by Amendment No. 1 to
Schedule 13D filed with the Securities and Exchange Commission on September 14, 1998 (together, the "Schedule 13D"), by Thomas O. Hicks, with respect to the Common Stock, $0.01 par value per share, of Berg Electronics Corp. (the "Company"). Unless otherwise indicated, capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

   As previously reported in the Schedule 13D filed on September 14, 1998, the Company, FCI and Acquisition entered into the Merger Agreement on August 27, 1998. On October 14, 1998 (the "Closing Date"), the Offer contemplated by the Merger Agreement was consummated. Pursuant to the terms of the Offer, each share of Common Stock validly tendered and not withdrawn on or prior to October 9, 1998 was purchased by Acquisition on the Closing Date for $35.00 in cash.

   The description of the Merger Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which has previously been filed as an exhibit to the Schedule 13D, and is hereby incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

   As a result of the consummation of the Offer, Mr. Hicks ceased to be the beneficial owner, directly or indirectly, of any shares of Common Stock and, accordingly, ceased to be a reporting person.




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                                     Page 3

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   THOMAS O. HICKS

October 20, 1998                   By: /s/ Michael D. Salim
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     Date                              Michael D. Salim
                                       Attorney-in-Fact